EXHIBIT 12

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Computation of Ratio of Earnings to Fixed Charges

Three Months Ended March 31, 2004

(Dollar amounts in millions)

(Unaudited)

Net income	$7.2
Provision for income taxes	2.8
Cumulative effect of change in accounting principle	(0.7)

Income before income taxes and cumulative effect of change in accounting principle	9.3
Fixed charges:
Interest	—
Interest portion of net rentals	0.2

Subtotal	0.2
Interest credited to contractholders	97.6

Total fixed charges	97.8
Income before income taxes and cumulative effect of change in accounting principle available for fixed charges (including interest credited to contractholders)	$107.1

Income before income taxes and cumulative effect of change in accounting principle available for fixed charges (excluding interest credited to contractholders)	$9.5

Ratio of earnings to fixed charges (including interest credited to contractholders)	1.1

Supplemental Ratio (excluding interest credited to contractholders)	47.5

For purposes of computing the ratios, fixed charges consist of interest on all indebtedness and one-third of rentals, which management believes is a reasonable approximation of the interest factor of such rentals.